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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Commission File Number 001-17863

CONTINENTAL ENERGY CORPORATION
(Translation of registrant’s name into English)

Unit 201, 2311 Tradition Way, Naples, Florida, U.S.A., 34105
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______.

Exhibit

99.1	News Release dated December 23, 2013 - Continental Reports on Bengara-II Contract Bid
99.2	Notice of the Meeting and Record Date dated March 21, 2014
99.3	Audited Consolidated Financial Statements and MD&A for year ended June 30, 2013
99.4	Oil and gas annual disclosure filing (Form 51-101 F1, F2, F3)
99.5	News Release dated April 25, 2014 - Continental Posts 2013 Annual Results
99.6	News Release dated January 13, 2014 - Continental's Affiliate Awarded $10.3 M Subsea Tunnel Contract
99.7	Management Proxy Materials
99.8	Condensed Financial Statements and MD&A for three months ended September 30, 2013
99.9	Condensed Financial Statements and MD&A for six months ended December 31, 2013
99.10	News Release dated May 5, 2014 - Continental Posts Q1, 2014 Results
99.11	News Release dated May 5, 2014 - Continental Posts Q2, 2014 Results
99.12	Condensed Financial Statements and MD&A for nine months ended March 31, 2014
99.13	News Release dated May 9, 2014 - Continental Posts Q3, 2014 Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Continental Energy Corporation
(Registrant)

Date: May 16, 2014	By:	/s/ Robert V. Rudman
	Name:	Robert V. Rudman
	Title:	Chief Financial Officer

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